United States Securities and Exchange Commission
Washington, D.C. 20549
Form 15
Certification and notice of terminationof registration under section 12(g) of securtities exchange act of 1934 or suspension of duty to file reports under sections 13 and 15(d) of the securities exchange act of 1934.
Commission File Number:  0-12519
ID FOUR LTD.
(Exact name of registrant as specified in its charter)
10550 SW ALLEN BLVD. #100, BEAVERTON, OR 97005  (503)641-8337
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
CLASS A COMMON STOCK
(Title of each class of securities covered by this form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the bos(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)  [ ]   Rule 12h-3(b)(1)(i)  [ ]
Rule 12g-4(a)(1)(ii) [X]   Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6           [ ]
Approximate number of holders of record as of the certification or notice date:  490